SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Garnero Group Acquisition Company
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G5866L108
(CUSIP Number)

October 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5866L108	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,273,841
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,273,841
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.22%
12	TYPE OF REPORTING PERSON IA

CUSIP No. G5866L108	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,773,841
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,773,841
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,841
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.54%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G5866L108	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Garnero Group Acquisition Company (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive offices are located at Av Brig. Faria Lima, 1485-19 Andar Brasilinvest Plaza CEP 01452-002, Sao Paulo, Brazil.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:

(i) North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Ordinary Shares (defined in item 2(d) below) reported in this Schedule 13G/A directly held by it; and

(ii) Polar Securities Inc. ("Polar Securities"), a company incorporated under the laws of Ontario, Canada, serving as investment advisor to North Pole and certain accounts managed by Polar Securities (the "Managed Accounts") with respect to the Ordinary Shares reported in this Schedule 13G/A directly held by North Pole and the Ordinary Shares held by the Managed Accounts.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

Item 2(c).	CITIZENSHIP
The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares").

Item 2(e).	CUSIP NUMBER
G5866L108

CUSIP No. G5866L108	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP

The percentages used herein are calculated based upon the 18,602,813 Ordinary Shares issued and outstanding as of October 8, 2014 as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2014 was filed by the Company on October 14, 2014.

A.	Polar Securities Inc.
	(a)	Amount beneficially owned: 2,273,841
	(b)	Percent of class: 12.22%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,273,841
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 2,273,841

CUSIP No. G5866L108	13G/A	Page 6 of 7 Pages

B.	North Pole Capital Master Fund
	(a)	Amount beneficially owned: 1,773,841
	(b)	Percent of class: 9.54%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,773,841
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,773,841

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5866L108	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 4, 2014

polar securities inc.

/s/ Paul Sabourin
Name: Paul Sabourin
Title: Chief Investment Officer

NORTH POLE CAPITAL MASTER FUND
By: Polar Securities Inc., its investment manager
/s/ Paul Sabourin
Name: Paul Sabourin
Title: Chief Investment Officer